UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No.2)*

Giant Interactive Group Inc.

(Name of Issuer)

Ordinary Shares

(Title of Class of Securities)

374511103**

(CUSIP Number)

Yuzhu Shi

12/F, No. 3 Building, 700 Yishan Road

Shanghai, 200233,

People’s Republic of China

(86 21) 3397 9999

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

with a copy to:

Weiheng Chen, Esq.

Zhan Chen, Esq.

Wilson Sonsini Goodrich & Rosati, P.C.

Unit 1001, 10/F Henley Building

5 Queen’s Road Central

Hong Kong

(852) 3972-4955

March 17, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 1(f) or 1(g), check the following box [    ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
**	This CUSIP applies to the American Depositary Shares, evidenced by American Depositary Receipts, each representing one ordinary share.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 374511103

1.	Names of Reporting Persons. Yuzhu Shi
2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF, OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization PRC
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 106,778,540(1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 106,778,540(1)
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 106,778,540(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 44.4%(2)
14.	Type of Reporting Person (See Instructions) IN

(1)	including (i) 102,000,000 Ordinary Shares held of record by Union Sky Holding Group Limited, a British Virgin Islands company with limited liability and wholly owned by Mr. Yuzhu Shi (“Union Sky”); and (ii) 1,890,687 Ordinary Shares and 2,887,853 ADSs held of record by Vogel Holding Group Limited, a British Virgin Islands company with limited liability and wholly owned by Union Sky (“Vogel”).
(2)	percentage calculated based on 240,526,872 Ordinary Shares outstanding as of March 12, 2014.

CUSIP No. 374511103

1.	Names of Reporting Persons. Union Sky Holding Group Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF, OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 106,778,540(1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 106,778,540(1)
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 106,778,540(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 44.4%(2)
14.	Type of Reporting Person (See Instructions) CO

(1)	including (i) 102,000,000 Ordinary Shares held of record by Union Sky; and (ii) 1,890,687 Ordinary Shares and 2,887,853 ADSs held of record by Vogel, a wholly owned subsidiary of Union Sky.
(2)	percentage calculated based on 240,526,872 Ordinary Shares outstanding as of March 12, 2014.

CUSIP No. 374511103

1.	Names of Reporting Persons. Vogel Holding Group Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF, OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 4,778,540(1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 4,778,540(1)
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,778,540(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 2.0%(2)
14.	Type of Reporting Person (See Instructions) CO

(1)	including 1,890,687 Ordinary Shares and 2,887,853 ADSs held of record by Vogel.
(2)	percentage calculated based on 240,526,872 Ordinary Shares outstanding as of March 12, 2014.

Introduction

This Amendment No. 2 to Schedule 13D (the “Amendment No.2”) amends the previous Schedule 13D filed by the Reporting Persons (as defined below) with the SEC on November 26, 2013 with respect to Giant Interactive Group Inc. (the “Company”), as amended and supplemented by the Amendment No. 1 filed under Schedule 13D/A on December 5, 2013 (the “Original Schedule 13D”). Except as amended and supplemented herein, the information set forth in the Original Schedule 13D remains unchanged. Capitalized terms used herein have meanings assigned thereto in the Original Schedule 13D unless defined herein.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated as follows:

Pursuant to an agreement and plan of merger, dated as of March 17, 2014 (the “Merger Agreement”), by and among the Company, Giant Investment Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (“Parent”), and Giant Merger Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands and a wholly owned subsidiary of Parent (“Merger Sub”), subject to the terms and conditions thereof, Merger Sub will be merged with and into the Company (the “Merger”), with the Company continuing as the surviving corporation and becoming a wholly owned subsidiary of Parent. The descriptions of the Merger and of the Merger Agreement set forth in Item 4 below are incorporated by reference in their entirety into this Item 3. The information disclosed in this paragraph is qualified in its entirety by reference to the Merger Agreement, a copy of which is filed as Exhibit 7.07, and is incorporated herein by reference in its entirety.

The Reporting Persons, Baring Private Equity Asia V Holding (12) Limited (“Baring SPV” together with Union Sky, the “Rollover Shareholders”), a wholly owned subsidiary of The Baring Asia Private Equity Fund V, L.P., a limited partnership organized and existing under the laws of the Cayman Islands (“Baring LP”, and together with Baring SPV, “Baring”), and Rich Noble Enterprises Limited, a British Virgin Islands company with limited liability (“Hony SPV”, together with the Reporting Persons and Baring SPV, the “Consortium”) anticipate that approximately US$2.25 billion is expected to be expended to complete the Merger. This amount includes (a) the estimated funds required by the Consortium to (i) purchase the outstanding Ordinary Shares (including Ordinary Shares represented by ADSs) owned by shareholders of the Company other than the members of the Consortium at a purchase price of US$12 per Ordinary Share or US$12 per ADS, (ii) purchase the Ordinary Shares (including Ordinary Shares represented by ADSs) to be sold by Union Sky and Vogel in the Merger at US$12 per Ordinary Share or US$12 per ADS, (iii) settle the outstanding options to purchase Ordinary Shares and shares of restricted stock granted under the 2007 Performance Incentive Plan and the Employee Share Option Scheme of the Company, and (b) the estimated transaction costs associated with the transactions contemplated by the Merger Agreement (the “Transactions”) (excluding any tax liabilities).

The Transactions will be funded through a combination of (i) the proceeds from a committed and underwritten loan facility contemplated by a commitment and underwriting letter, dated as of March 17, 2014 (the “Debt Commitment Letter”), by and among Parent, Merger Sub, Giant Group Holdings Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands and the sole shareholder of Parent (“Holdco”), China Minsheng Banking Corp., Ltd., Hong Kong Branch, BNP Paribas Hong Kong Branch, Credit Suisse AG, Singapore Branch, Deutsche Bank AG, Singapore Branch, Goldman Sachs (Asia) L.L.C., ICBC International Finance Limited and JPMorgan Chase Bank, N.A. (the “Mandated Lead Arrangers”), and China Minsheng Banking Corp., Ltd., Hong Kong Branch, BNP Paribas Hong Kong Branch, Credit Suisse AG, Singapore Branch, Deutsche Bank AG, Singapore Branch, Goldman Sachs Lending Partners LLC, ICBC International Finance Limited and JPMorgan Chase Bank, N.A. (the “Underwriters”), (ii) cash contributions contemplated by equity commitment letters, dated as of March 17, 2014 (the “Equity Commitment Letters”), by and between Holdco and each of Baring LP and Hony Capital Fund V, L.P., a limited partnership organized and existing under the laws of the Cayman Islands and the 100% shareholder of Hony SPV (“Hony LP”), and (iii) cash in the Company and its subsidiaries. Under the terms and subject to the conditions of the Debt Commitment Letter, the Mandated Lead Arrangers committed to arrange and the Underwriters committed to underwrite (directly or through their affiliates) a term loan facility of US$850 million in principal amount for Merger Sub to consummate the Merger. Under the terms and subject to the conditions of the Equity Commitment Letters, Baring LP and Hony LP will provide equity financing in an aggregate amount of US$808.4 million to Holdco to consummate the Merger. The information disclosed in this paragraph is qualified in its entirety by reference to the Debt Commitment Letter and the Equity Commitment Letters. Copies of the Debt Commitment Letter and the Equity Commitment Letters are filed as Exhibit 7.08 through Exhibit 7.10, and are incorporated herein by reference in their entirety.

Concurrently with the execution of the Merger Agreement, the Rollover Shareholders and Vogel entered into a support agreement dated as of March 17, 2014 (the “Support Agreement”) with the Parent and Holdco. The description of the Support Agreement set forth in Item 4 below is incorporated by reference in its entirety into this Item 3. The information disclosed in this paragraph is qualified in its entirety by reference to the Support Agreement, a copy of which is filed as Exhibit 7.11, and is incorporated herein by reference in its entirety.

Item 4. Purpose of Transaction.

Item 4 is hereby amended and supplemented by adding the following at the end thereof:

On March 17, 2014, the Company announced in a press release that it had entered into the Merger Agreement. Pursuant to the Merger Agreement, Merger Sub will be merged with and into the Company, with the Company continuing as the surviving corporation. Under the terms of the Merger Agreement, each Ordinary Share, including Ordinary Shares represented by ADSs, issued and outstanding immediately prior to the effective time of the Merger will be cancelled in consideration for the right to receive US$12.00 per Share or US$12.00 per ADS, in each case, in cash, without interest and net of any applicable withholding taxes, except for (a) up to 59,890,972 Ordinary Shares held by Union Sky (the “Union Sky Rollover Shares”), 11,800,000 Ordinary Shares held by Baring SPV (together with the Union Sky Rollover Shares, the “Rollover Shares”) and the Ordinary Shares held by Parent, the Company or any of their subsidiaries immediately prior to the effective time of the Merger, which will be cancelled without payment of any consideration or distribution therefor, (b) Ordinary Shares held by shareholders who shall have validly exercised and not effectively withdrawn or lost their right to dissent from the Merger, which will be cancelled and will entitle the former holders thereof to receive the fair value thereon in accordance with such holder’s dissenters’ rights under the Cayman Islands Companies Law, and (c) 37,500,000 Ordinary Shares held by Union Sky immediately prior to the effective time of the Merger, which will be cancelled in exchange for Union Sky’s right to receive a promissory note to be issued to Union Sky in the principal amount of US$450,000,000, being the product of 37,500,000 and US$12.00, which note will be issued by the Company and bear simple interest at two percent per annum. The Merger is subject to the approval of the Company’s shareholders and various other closing conditions.

Following the consummation of the Merger, the Company will become a wholly owned subsidiary of Holdco. In addition, if the Merger is consummated, the ADSs would be delisted from the New York Stock Exchange, the Company’s obligations to file periodic report under the Exchange Act would be terminated, and the Company will be privately held by the members of the Consortium. The information disclosed in this paragraph and in the preceding paragraph of this Item 4 is qualified in its entirety by reference to the Merger Agreement, which is incorporated herein by reference in its entirety.

Concurrently with the execution of the Merger Agreement, the Rollover Shareholders and Vogel entered into the Support Agreement dated as of March 17, 2014 with Parent and Holdco, pursuant to which they have agreed with Parent and Holdco, among other things, that: (a) the Rollover Shareholders and Vogel will vote all of the Ordinary Shares (including Ordinary Shares represented by ADSs) owned directly or indirectly by them in favor of the authorization and approval of the Merger Agreement and the Transactions, including the Merger, and (b) the Rollover Shareholders agree that the Rollover Shares will, in connection with and at the effective time of the Merger, be cancelled for no consideration in the Merger. The information disclosed in this paragraph is qualified in its entirety by reference to the Support Agreement which is incorporated herein by reference in its entirety.

Concurrently with the execution of the Merger Agreement, Mr. Shi, Union Sky, Vogel, Baring SPV and Hony SPV entered into an interim investors agreement (the “Interim Investors Agreement”) with Holdco, Parent and Merger Sub dated March 17, 2014, pursuant to which the parties thereto agrees to certain terms and conditions that will govern the actions of Holdco, Parent and Merger Sub and the relationship among the members of the Consortium with respect to the Transactions.

Concurrently with the execution of the Merger Agreement, (i) Baring LP executed and delivered a guarantee (the “Baring Guarantee”) in favor of Mr. Shi Yuzhu, Union Sky and Hony SPV with respect to Baring SPV’s obligations under certain sections of the Interim Investors Agreement, and (ii) Hony LP executed and delivered a guarantee (the “Hony Guarantee”) in favor of Mr. Shi Yuzhu, Union Sky and Baring SPV with respect to Hony SPV’s obligations under certain sections of the Interim Investors Agreement and the Consortium Agreement.

Concurrently with the execution of the Merger Agreement, each of Union Sky, Baring LP and Hony LP executed and delivered a limited guarantee (each a “Limited Guarantee” and collectively the “Limited Guarantees”) in favor of the Company with respect to the payment obligations of Parent under the Merger Agreement for the termination fee that may become payable to the Company by Parent under certain circumstances and certain costs and expenses, as set forth in the Merger Agreement.

The information disclosed in this Item 4 is qualified in its entirety by reference to the Merger Agreement, the Support Agreement, the Interim Investors Agreement, the Baring Guarantee, the Hony Guarantee and the Limited Guarantees, copies of which are filed as Exhibits 7.07 and 7.11 to 7.17, and are incorporated herein by reference in their entirety.

The information required by Item 4 not otherwise provided herein is set forth in Item 3 which is incorporated herein by reference.

Other than as described in Item 3 and Item 4 above, none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the other persons named in Item 2, has any plans or proposals which relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, formulate other purposes, plans or proposals regarding the Issuer, or any other actions that could involve one or more of the types of transactions or have one or more of the results described in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

Item 5(a) – (b) is hereby amended and restated as follows:

(a) – (b) As of the date hereof, Mr. Shi beneficially owns 106,778,540 Ordinary Shares, including 102,000,000 Ordinary Shares held of record by Union Sky and 1,890,687 Ordinary Shares and 2,887,853 ADSs held of record by Vogel, collectively accounting for approximately 44.4% of the total outstanding Ordinary Shares. Mr. Shi has sole voting and dispositive control over such Ordinary Shares and ADSs.

As of the date hereof, Union Sky beneficially owns 106,778,540 Ordinary Shares, including 102,000,000 Ordinary Shares held of record by it and 1,890,687 Ordinary Shares and 2,887,853 ADSs held of record by Vogel, collectively accounting for approximately 44.4% of the total outstanding Ordinary Shares. Mr. Shi has sole voting and dispositive control over such Ordinary Shares.

As of the date hereof, Vogel holds of record 1,890,687 Ordinary Shares and 2,887,853 ADSs, collectively accounting for approximately 2.0% of the total outstanding Ordinary Shares. Mr. Shi has sole voting and dispositive control over such Ordinary Shares.

In addition, pursuant to Section 13(d)(3) of the Act, Baring and the Reporting Persons may, on the basis of the facts described elsewhere herein, be considered to be a “group”. Neither the filing of this Schedule 13D/A nor any of its contents shall be deemed to constitute an admission by the Reporting Persons that they are the beneficial owner of any Ordinary Shares as may be beneficially owned by Baring for purposes of Section 13(d) of the Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer

Item 6 is hereby amended and restated as follows:

The information set forth or incorporated in Items 3 and 4 is hereby incorporated herein by reference.

Item 7. Materials to be Filed as Exhibits.

Exhibit 7.07:	Agreement and Plan of Merger by and among the Company, Parent and Merger Sub dated March 17, 2014

Exhibit 7.08:	Debt Commitment Letter by and among Merger Sub, the Mandated Lead Arrangers and the Underwriters dated March 17, 2014

Exhibit 7.09:	Equity Commitment Letter by and between Baring LP and Holdco dated March 17, 2014

Exhibit 7.10:	Equity Commitment Letter by and between Hony LP and Holdco dated March 17, 2014

Exhibit 7.11:	Support Agreement by and among Parent, Holdco, Union Sky, Vogel and Baring SPV dated March 17, 2014

Exhibit 7.12	Interim Investors Agreement by and among Mr. Shi Yuzhu, Union Sky, Vogel, Baring SPV, Hony SPV, Holdco, Parent and Merger Sub dated March 17, 2014

Exhibit 7.13	Baring Guarantee of Baring LP dated March 17, 2014

Exhibit 7.14	Hony Guarantee of Hony LP dated March 17, 2014

Exhibit 7.15	Limited Guarantee of Union Sky dated March 17, 2014

Exhibit 7.16	Limited Guarantee of Baring LP dated March 17, 2014

Exhibit 7.17	Limited Guarantee of Hony LP dated March 17, 2014

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated March 18, 2014

Yuzhu Shi

By:	/s/ Yuzhu Shi
Name:	Yuzhu Shi

Union Sky Holding Group Limited

By:	/s/ Yuzhu Shi
Name: Title:	Yuzhu Shi Director

Vogel Holding Group Limited

By:	/s/ Yuzhu Shi
Name:	Yuzhu Shi
Title:	Director